Exhibit 99.2

SPI Energy Announces Appointment of New Independent Director and Establishment of Board Committees

Shanghai, China—January 20, 2016—SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced that Mr. Charles Sheung Wai Chan has been appointed as a new independent director, effective January 19, 2016.

The Board of Directors also elected the members of its newly established Board Committees. Charles Sheung Wai Chan was elected as chairman and Jeffrey Yunan Ren and Lang Zhou as members of the Audit Committee. Xiaofeng Peng was elected as chairman and Charles Sheung Wai Chan and Jeffrey Yunan Ren as members of the Compensation Committee. Xiaofeng Peng was elected as chairman and Jeffrey Yunan Ren and Lang Zhou as members of the Nominating and Corporate Governance Committee.

“We are pleased to welcome Mr. Chan to our Board of Directors, a highly seasoned finance, audit and capital markets veteran with extensive board level experience,” said Xiaofeng Peng, Chairman of SPI Energy. “The appointment of Mr. Chan and the establishment of the Board Committees reflects our strong commitment to corporate governance as we commence trading on the Nasdaq Global Select Market.”

Mr. Chan joined Arthur Andersen Canada in 1977 and was admitted to the AA Worldwide Partnership in 1988. Transferred to Arthur Andersen Hong Kong/China in 1994, Mr. Chan was Head of Audit and Business Advisory Service for Greater China. After Arthur Andersen merged with PricewaterhouseCoopers, or PwC, in 2002, Mr. Chan assumed management positions at PwC, including as a partner and as a member of various committees. He has served as a member of professional, government and regulatory committees, including the Hong Kong Stock Exchange Listing Committee, the Selection Committee for the first Legislative Council of the Hong Kong SAR and the Hong Kong Society of Certified Public Accountants. For the Hong Kong Society of Certified Public Accountants, he served as a member of its council, accounting standards committee and auditing standards committee, and was chairman of its China technical committee. Mr. Chan retired from PwC on June 30, 2012.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contact:

Philip Lisio

Email: phil@thefootegroup.com

China cell: +86 135 0116 6560

Amy Liu

US cell: (800) 548 8767

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